====================================================================================================

              As filed with the Securities and Exchange Commission on November 3, 2003

                                 SECURITIES AND EXCHANGE COMMISSION
                                       WASHINGTON, D.C. 20549

                                             SCHEDULE TO
                                           (Rule 14d-100)

                      TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                               OF THE SECURITIES EXCHANGE ACT OF 1934

                              Bogen Communications International, Inc.
                              ----------------------------------------
                                 (Name of Subject Company (Issuer))

                         Bogen Communications International, Inc. (Offeror)
          ---------------------------------------------------------------------------------
          (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

                               Common Stock, Par Value $.001 Per Share
                               ---------------------------------------
                                   (Title of Class of Securities)

                                             097189-10-4
                                -------------------------------------
                                (CUSIP Number of Class of Securities)

                                            Jonathan Guss
                              Bogen Communications International, Inc.
                                            50 Spring St.
                                      Ramsey, New Jersey 07446
                                           (201) 934-8500
----------------------------------------------------------------------------------------------------
 (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications
                                    on Behalf of Filing Persons)

                                           With a copy to:
                                       Michael J. Bohnen, Esq.
                                     Nutter McClennen & Fish LLP
                                        155 Seaport Boulevard
                                     Boston, Massachusetts 02210
                                           (617) 439-2000

                                      CALCULATION OF FILING FEE
                             Transaction Valuation Amount of Filing Fee

                                    Not applicable Not applicable

[ ] Check the box if any part of the fee is offset as provided by Rule  0-11(a)(2)  and identify the filing  with  which  the  offsetting  fee was  previously  paid.  Identify  the  previous  filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   N/A                                                    Filing Party:   N/A
Form or Registration No.:  N/A                                                   Date Filed:     N/A

[X] Check the box if the  filing  relates  solely to  preliminary  communications  made  before  the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[X]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the  following  box if the filing is a final  amendment  reporting  the  results of the tender offer: [ ]

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                              BOGEN COMMUNICATIONS INTERNATIONAL, INC.

                                        FOR IMMEDIATE RELEASE
  BOGEN ANNOUNCES SELF-TENDER OFFER FOR UP TO 2.0 MILLION OF ITS SHARES AT $5 PER SHARE; SUBSEQUENT
                                DEREGISTRATION AND DELISTING EXPECTED

         RAMSEY,  NJ, November 3, 2003 - Bogen  Communications  International,  Inc. (NASDAQ:  BOGN)
("Bogen") today announced that its Board of Directors has authorized the Company to repurchase up to
2.0 million  shares of its common stock in a  self-tender  offer at a price of $5.00 per share.  The
$5.00 offer price represents a premium of approximately 20% percent when compared to the October 31,
2003 closing  price of $4.15 per share.  The offer is expected to commence on or about  November 10,
2003.

         Bogen  also  announced  today  that upon  completion  of the  tender  offer,  it intends to terminate the registration of the Company's common stock under the Securities  Exchange Act of 1934.
Once the termination becomes effective,  Bogen and its stockholders will no longer be subject to the provisions  of and  rules  under  the  Securities  Exchange  Act of 1934  applicable  to  registered companies.  Among the ramifications of such  termination,  Bogen would no longer be required to file periodic  reports,  such as  Forms  10-K and  10-Q,  with the SEC,  or send  annual  reports  to its stockholders  in  connection  with  stockholder  meetings.  Furthermore,  once such  termination  is effective,  Bogen common stock will cease to be eligible for quotation on the Nasdaq National Market or the OTC Bulletin Board.  It is anticipated  that Bogen's common stock will then be quoted only on the "pink sheets"

         The Board of Directors  determined  that Bogen should  terminate  the  registration  of its common stock under the  Securities  Exchange Act of 1934 because it believes that the  advantages of registration are outweighed by the costs and  administrative  burdens to the Company.  In making its determination,  the Board of Directors  considered,  among other things,  the trading  volume in the
Company's common stock and the costs associated with remaining an SEC reporting company.

         Under the tender offer,  shareholders  will have the  opportunity  to tender some or all of their shares at $5.00 per share.  If holders of more than  2,000,000  shares  properly  tender their shares,  the Company will purchase  shares  tendered by the holders on a pro rata basis,  except for
"odd lots" of less than 100 shares, which may be purchased on a priority basis. The Company has also retained the right to purchase an additional  2% of the shares  outstanding  in connection  with the completion  of the tender offer.  Shareholders  whose shares are purchased in the offer will be paid the purchase price in cash,  without interest,  after the expiration of the offer period.  The offer will be subject to required regulatory filings, and a number of other terms and conditions specified in the offer to purchase that will be distributed to  shareholders,  including,  among other things, the Company's ability to obtaining financing.  The Company anticipates financing the proposed tender offer using cash on hand and an $8.5 million credit  facility with Key Bank,  from which the Company has received a commitment letter with respect thereto.  Shares not purchased will be returned to the tendering stockholder.

                                               (none)

Bogen Communications International, Inc.                                                      Page 2
November 3rd, 2003

         Neither Bogen nor its Board of Directors  makes any  recommendation  to  shareholders as to whether to tender or refrain from  tendering  their shares in the tender  offer.  Shareholders  must decide how many shares they will tender,  if any, for purchase by the Company.  This news release is neither an offer to purchase nor a solicitation  of an offer to sell the common stock,  which can be made  only by an Offer to  Purchase  and the  related  Letter  of  Transmittal  to be  mailed to all shareholders and filed with the Securities and Exchange Commission.

         Shareholders  and  investors  should  read  carefully  the Offer to  Purchase  and  related materials  when they are available  because they contain  important  information.  Shareholders  and investors may obtain a free copy (when  available) of the Offer to Purchase and other documents that will be filed by Bogen  with the SEC at the SEC's web site at  www.sec.gov  or from the  Information
Agent,  MacKenzie  Partners,  Inc.  (212-929-5500).  Shareholders  are urged to carefully read these materials prior to making any decision with respect to the offer.

ABOUT BOGEN

         Bogen Communications International,  Inc., based in Ramsey, New Jersey and Munich, Germany, develops,  manufactures, and markets telecommunications peripherals, sound processing equipment, and
Unified  Messaging  products and  services.  Bogen's  products are sold to  commercial,  industrial, professional and institutional customers worldwide.

         EXCEPT FOR HISTORICAL  INFORMATION  CONTAINED  HEREIN,  THE STATEMENTS MADE IN THIS RELEASE
CONSTITUTE  FORWARD-LOOKING  STATEMENTS THAT INVOLVE CERTAIN RISKS AND  UNCERTAINTIES.  MANY FACTORS
COULD  EFFECT  BOGEN'S  RESULTS  OR CAUSE  BOGEN TO DELAY OR  MODIFY  ITS  SELF-TENDER  OFFER OR THE
TERMINATION OF THE REGISTRATION OF ITS COMMON STOCK,  INCLUDING THE FOLLOWING:  CHANGES IN ITS STOCK
PRICE, CHANGES IN ITS OPERATING RESULTS, GENERAL MARKET CONDITIONS, NEW TECHNOLOGICAL  DEVELOPMENTS,
COMPETITION, POTENTIAL ACQUISITIONS AND DIVESTITURES, AND TAX OR REGULATORY REQUIREMENTS. CERTAIN OF
THESE RISKS,  FACTORS AND OTHER  CONSIDERATIONS ARE DETAILED FROM TIME TO TIME IN BOGEN'S REPORTS ON
FILE AT THE  SECURITIES  AND EXCHANGE  COMMISSION,  INCLUDING  BOGEN'S FORM 10-K FOR THE FISCAL YEAR
ENDED  DECEMBER 31, 2002 AND 10-Q FOR THE QUARTER  ENDED JUNE 30, 2003.  THE COMPANY  DISCLAIMS  ANY
INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING  STATEMENTS,  WHETHER AS A RESULT OF
NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CONTACTS:
Bogen Communications International, Inc.
Maureen A.Flotard, CFO and VP-Finance
(201) 934-8500 www.bogen.com

INFORMATION AGENT:
MacKenzie Partners, Inc.
Mark Harnett, President
(212) 929-5500